Exhibit 21.1

LIBERTY STAR URANIUM & METALS CORP.

Subsidiaries

Name	Jurisdiction of Incorporation

Big Chunk Corp. (dissolved July 26, 2019)	Alaska

Hay Mountain Holdings, LLC	Arizona

Earp Ridge Mines LLC (subsidiary of Hay Mountain Holdings, LLC)	Arizona

Red Rock Mines LLC (subsidiary of Hay Mountain Holdings, LLC)	Arizona